FORUM NATIONAL INVESTMENTS LTD.
Six Month Report 2008

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN CDN DOLLARS, unless otherwise stated)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the six months ended March 31, 2008.

The following Management Discussion and Analysis dated April 30, 2008 should be read in conjunction with the Company’s consolidated financial statements for the year ended September 30, 2007 as well as the reference to forward-looking statements within this report. All results in this report are presented in CDN dollars, unless otherwise indicated.

Overview

Based in Vancouver, B.C., Forum National Investments Ltd. markets and operates two travel clubs “Snowbird Vacations International” and “Family Vacation Centers”. Sales of new travel club memberships are active in the province of Ontario at this time. Since its inception, the Snowbird Vacations brand has sold over 15,000 family memberships Canada wide. Forum’s recent acquisition of Family Vacation Centers membership and marketing operation in the first quarter of this fiscal year complements our existing infrastructure and operations. We believe that the two travel club lines complement each other and will provide opportunities for synergy in marketing and membership servicing in the future.

We are focused on creating new alternative membership based business opportunities, developing service extensions and reformulating existing memberships while strengthening the sales and marketing network for our memberships. In so doing, we have attempted to expand the availability of our services and to diversify our core travel club membership offering.

We anticipate the completion and launching of the 120 foot Motor Vessel Spirit of 2010 in the 2008 summer cruising season. Work on the vessel continued in the first and second quarter following year end September 30, 2007. The 120 foot tri level certified passenger carrying yacht is scheduled to begin offering to the travel club membership and general public the yachting experience in the pacific Northwest and BC’s inside passage.

During the first quarter ended December 31, 2007 we purchased our first $30 million of Life Settlement Policies. The Company is entering into the business of purchasing life insurance policies from consumers actively interested in selling their policies in the secondary market. Forum is investing in the purchasing of Life Insurance policies issued in the Unites States sold by the policy holders with life expectancies of 4 to 12 years. The Company becomes the irrevocable beneficiary of these policies. Although relatively new, the Life Settlement market is one of fastest growing segment of the financial services industry.

In the second quarter ended March 31, 2008 we purchased a 25% interest in a resort multi use development property in Needles California. The property on the Colorado River has its own marina with a 20,000 square foot storage facility for marine based activity. It is anticipated in the long term to have a product offering for the travel membership in a location that has an extended season of favorable weather conditions.

While we believe all of these corporate initiatives will result in growth in our overall businesses, it is premature to make any trend assessment with respect to sales.

Six Month Report 2008

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
(ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN CDN DOLLARS, unless otherwise stated)

Acquisitions In Fiscal 2008

On October 18, 2007, we acquired the entire membership base and promissory notes of Family Vacation Centers, which markets the same travel club offering that we presently operate. As amended, the consideration for the acquisition consisted of $1,900,000 CDN in cash, and up to four hundred shares of the Company’s common stock at $5.00 USD per share. The results of operations of Family Vacation Centers is included in our consolidated financial statements from the acquisition date.

On January 14, 2008, we acquired a 25% interest in a resort multi use development property in Needles California. The property on the Colorado River has its own marina with a 20,000 square foot storage facility for marine based activity. It is anticipated in the long term to have a product offering for the travel membership in a location that has an extended season of favorable weather conditions. The acquisition is noted in our annual 20-F filing with no projected revues in the near future.

With the completion of our private placements of equity stock in 2007, and our acquisitions of Family Vacation Centers, the Colorado River project and Life Settlement Policies, for the six months ended March 31, 2008, we have cash on hand of approximately $ 450,000 (compared to $ 8,600,000 at the end of September 30, 2007). We anticipate that it is likely we will continue to have a negative cash flow on operations for the balance of 2008 on a consolidated basis as we develop our business initiatives. Any additional major marketing initiatives and or project developments will increase our cash requirements. Accordingly, management may be required to seek additional financing from the sale of stock if our current marketing and distribution plans do not indicate an imminent self-sustaining level of operations.

Operating Results

Six months ended March 31, 2008 (“Q2-2008”) compared with six months ended March 31, 2007

Revenues were $2,783,454 for the six months ended March 31, 2008 compared with $2,370,339 for the six months ended March 31, 2007, an increase of 17.4% or $ 413,116. The overall increase in revenue was a result of the addition of $ 478,503 in revenue from our Life Settlement division, net reduction in membership revenue of $449,796 as result of the change in accounting policy (note 5 in the interim consolidated financial statements) and an increase of $579,929 in revenue from additional membership dues. Sales from our Travel club division were $1,321,578 in Q2-2008 compared with $630,293 in Q2-2007, these sales are amortized over the life time of the vacation membership club not exceeding 5 years, The Company attributes the in sales to the addition of marketing capability acquired through the Family Vacation Centers acquisition.

Expenses were $3,084,737 for the six months ended March 31, 2008 compared with $1,747,105 for the six months ended March 31, 2007, an increase of $1,337,631. This increase in costs is attributable to several factors i) the acquisition of Family Vacation Centers and the increase of wages, commissions and marketing costs for these operations of $1,274,122, ii) the premium costs of $728,755 for carrying the Life Settlement policies not held in previous periods was offset against life settlement revenue. The most notable decrease in operating costs was commission costs from $452,982 for the six months of March 31, 2007 to $273,394 for the six months March 31, 2008 a 39.62% decrease. The Company took over as operator of the Pickering-Ontario sales and marketing operation and reversed the accrual for future commission payable on notes receivables. The Company continues integration of the Family Vacations Centers operating costs with our Snowbird Vacations existing administration and operating costs.

The company continues to achieve efficiencies in management and administrative roles for all the divisions.

	Six months ended March 31, 2008 (Restated)	Six months ended March 31, 2007 (Restated)	Increase (Decrease)
Earnings (Loss)	$(301,283)	$622,780	$924,063
Interest income	131,102	27,871	103,231
Restructuring	-	-	-

Earnings (Loss) excluding non-cash items	1,635,793	873,190	762,603
Stock-based compensation and compensation paid in shares	-	-	-
Foreign exchange loss	1,528	-	-

Interest income represents interest the Company earns on its surplus cash reserves invested in short term bank interest earning deposits and interest earned on notes receivable.

Foreign exchange loss represents the realized exchange loss on cash from converting from Canadian dollar to US dollars.

Selected Annual Information
($ in thousands, except per share data)
	Period Ended		Year Ended	Year Ended
	September*		December	December
	30,2007		31,	31,
	9 months		2006	2005
	(Restated)		(Restated)

Total revenue	$2,572		$4,077	$5,923
Net Income (Loss)	(2,212**	)	875	1,651
Basic and diluted Income (loss) per share	(0.22)		0.17	0.30
Total assets	20,035		10,101	7,948
Long term debt	3,988		4,029	1,324
Cash dividends paid	0		0	0

* Restated March 2, 2009
* Includes a non cash charge to income in 2007 of $2,944,536 for a Corporate Stock option plan.

Liquidity and Capital Resources

During the six month period ended March 31, 2008 the Company decreased its cash position by $8,170,181 from $8,624,205 at September 30, 2007 to $454,024 at March 31, 2008.

Acquisition expenditures, life settlement policy acquisitions, and investment in the passenger carrying yacht for the six months ended March 31, 2008 utilized the majority of the cash on hand. We continue to endeavor to operate our travel club sales and marketing operations on a cash neutral position. With the recent economic climate in the province of Ontario, the office locations are been individually evaluated for their contributions or use of cash on a monthly basis in their membership sales and marketing initiatives. We are continuing to evaluate all corporate expenditures and monitor growth in these divisions. To continue our investments in our operations and projects we will be required to continue to draw down our cash reserves accordingly. We have no significant other potential sources of financing at this time.

At September 30, 2007, our liabilities relating to operations consisted primarily of a credit facility for the yacht construction total indebtedness of, $4,263,628 accounts payable to suppliers and service providers of $951,377, and operating lease obligations of $546,597.

The Company's total contractual obligations at March 31, 2008 were $4,850,711 and were comprised of various types of debt, contracts, and operating leases.

	Payments Due by period (12 months ending) September 30
Contractual
Obligations
($ in thousands,	Total		2008	2009	2010	2011	2012	2012 and
except per share
data)								thereafter

CAT Credit	4,263	151	322	351	382		416	2,638
Facility
Convertible notes
payable	40	40	-	-	-		-	-
Operating leases
(office equipment
and premises)	546	325	161	59	-		-	-

Total Contractual	4,850	517	484	410	382		416	2,638
obligations

At March 30, 2008, our issued share capital was comprised of the following:

  28,848,983 common shares;
  13,933,983 Series ”A” Preferred Non-Dilutive shares;
  13,933,983 Series ”B” Preferred Shares;

Critical Accounting Estimates

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

These financial statements have been prepared on a going-concern-basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Accordingly, these financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue as a going-concern. The Company had a loss of $ 301283 for the six months ended March 31, 2008. At March 31, 2008 it has working capital deficiency of $424,351. Operations for the six months ended March 31, 2008 resulted in operating cash out flow of $1,635,793 after eliminating non-cash items. Growth and development of new and additional business ventures has come from the issuance of capital stock. We will continue to draw down on cash reserves for the foreseeable future until the development of the additional business ventures attain positive cash flows.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include the liquidation notes receivable and pursuing equity financing to fund working capital requirements. The Company’s ability to continue growing operations is contingent on its ability to obtain financing. Management believes that it may be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the accounts of the Company and the following wholly owned subsidiaries:

	Incorporating	Date of Acquisition
Subsidiaries	Jurisdiction	or Incorporation

inTRAVELnet.com inc.	Alberta, Canada	November 9, 1999

Intravelnet Ltd.	Ontario, Canada	July 25, 2003

ATM Travel Group Ltd. (“ATM”)	British Columbia, Canada	April 3, 2000

International Fitness Vacations (BC) Ltd.	British Columbia, Canada	December 31, 2006

Price Shield Systems Inc.	Washington State, USA	February 27, 2007

American Life Settlement Society LLC	State of Delaware, USA	November 15, 2007

All significant inter-company balances and transactions have been eliminated.

Foreign currency translation

Monetary assets and liabilities denominated in foreign currency have been translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at the rates in effect at the time of the transaction. Foreign exchange gains and losses are included in the determination of net loss for the period.

Revenue recognition

The Company generates revenues from the sale of memberships and dues. The portion of revenue received from members, which entitles members to use the Company’s vacation and travel club privileges at a future date, is deferred and recognized in income evenly over the term of the member’s entitlements. For lifetime memberships, revenue is recognized over a period of five years, which is management’s best estimate of the period over which performance will be required.

On March 27, 2006, FASB Staff Position No. FTB 85-4-1 Accounting for Life Settlement Contracts by Third-Party Investors (FSP FTB 85-4-1) was issued, which amends FTB 85-4. The FASB Staff Position states that an investor may elect to account for its investments in life settlement contracts using either the investment method or the fair value method. The election shall be made on an instrument-by instrument basis and is irrevocable. Under the investment method, an investor shall recognize the initial investment at the purchase price plus all initial direct costs. Continuing costs (policy premiums and direct external costs, if any) to keep the policy in force shall be capitalized. Under the fair value method, an investor shall recognize the initial investment at the purchase price. In subsequent periods, the investor shall re-measure the investment at fair value in its entirety at each reporting period and shall recognize change in fair value earnings (or other performance indicators for entities that do not report earnings) in the period in which the changes occur. FSP FTB 85-4-1 is required to be applied to fiscal years beginning after June 15, 2006. The Company uses the Fair Value method to calculate its’ Life Settlement Portfolio.

Property and equipment

Property and equipment are stated at cost. Amortization is provided on a straight-line basis in order to amortize the cost of depreciable assets over their estimated useful lives. For assets constructed internally, amortization is charged once the asset is complete and brought into use. The Company periodically evaluates the recoverability of its in-use property and equipment based on expected undiscounted future cash flows and recognizes impairments, if any, when the undiscounted future cash flows are expected to be less than the carrying value of the asset. For assets that are under construction, the Company evaluates recoverability based on the fair value of the asset on the reporting date. When impairment in value is noted, the carrying value of the property and equipment is reduced by a charge to operations.

The annual rates applied are as follows:

Asset	Basis	Rate

Motor vessel	Straight-line	4%

Service boats	Straight-line	10%

Equipment	Straight-line	20%

Computers	Straight-line	30%

Leasehold improvements	Term of lease	5 years

Stock-based compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA) for stock-based compensation and other stock-based payments. The Company accounts for stock options granted to directors, employees and consultants using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model and charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to capital stock. Since no employee options were granted, modified or settled during the three or six months ended March 31, 2008 or 2007, there was no stock-based compensation expense included in the net income for such periods.

Deferred organization costs

The Company defers the costs associated with setting up its Life Settlement business. The full cost of setting up the Life Settlement Business will be charged to revenue once the Life Settlement Business commences operations.

Purchased intangibles

The Company defers and amortizes the cost of purchased intangibles, which consists of a license to purchase condo accommodation at wholesale prices. Amortization is provided on a straight-line basis over a period of ten years.

Tangible assets acquired in a business combination are identified and recognized apart from goodwill. Goodwill and intangible assets having indefinite lives are not amortized, but are tested for impairment at least annually. Intangible assets with definite lives are amortized over their estimated useful lives. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. The Company has identified two reporting units.

Income taxes

Income taxes are accounted for under the asset and liability method. Future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss carry-forwards. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantial enactment date. To the extent that it is more likely than not those future income tax assets will not be realized, a valuation allowance is provided for the excess.

Earnings per share

Basic earnings per share are calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the valuation of accounts receivable, impairment of assets, including intangible assets, rates for amortization and revenue recognition, balances of accrued liabilities, valuation allowance for future income tax assets, and the determination of the variables used in the calculation of stock-based compensation. While management believes the estimates used are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Cash and cash equivalents

Securities with original maturities of three months or less are considered cash equivalents, at cost. The securities are highly liquid and can be converted to known amounts of cash at any time, and are held at major financial institutions. Accrued interest on the guaranteed investment certificates, included as cash equivalents, is at the stated interest rate over the term of the instrument and included in accounts receivable.

Financial instruments

Financial instruments are intentionally recognized at fair value. The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values of financial instruments are based on independent prices quoted in active markets. In the absence of an active market, fair values are determined based on valuation models such as discounted cash flows, which require the use of assumptions concerning the amount of timing of estimated future cash flows and discount rates. Subsequent measurement depends on management’s classification of the financial assets as held-for-trading, available –for-sale, held-to-maturity or loans and receivables, and financial liabilities as held-for-trading or other liabilities. The classification of financial instruments depends on the nature of and the purpose of the financial instruments, management’s choice and in some circumstances, management’s intentions.

           Held-for-trading

          Financial instruments classified as held-for-trading are measured at fair value with the realized and unrealized changes in fair value recognized each reporting period through interest and financing costs, net on the consolidated statement of earnings Available-for-sale Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in OCI, Investments in equity instruments classified as available-for-sale do not have the quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through interest and financing costs, net on the consolidated statement of earnings to reflect impairments that are considered to be other than temporary.

          Held-to-maturity, loans and receivables and other liabilities

          Financial instruments classified as held-to-maturity, loans and receivables and other liabilities are measured at amortized cost using the effective interest method

          The following table summarizes the Company’s selected financial instrument classifications based on its intentions:

Financial instrument	Classification

Cash and cash equivalents	Held-for-trading
Short-term deposits	Held-to-maturity
Accounts and notes receivable	Loans and receivables
Life settlement receivable	Loans and receivables
Other receivables	Loans and receivables
Accounts payable and accrued liabilities	Other liabilities
Accounts payable - other	Other liabilities
Convertible debentures	Other liabilities
Long term debt	Other liabilities
Loan from related parties	Other liabilities

Legal Proceedings

Dispute with Charles Wolfe.

Charles Wolf (“Wolf”) and a number of his family members commenced this action against Salesfacts Marketing O/A Embassy Travel Club et al and named Forum with respect to injuries allegedly sustained by Wolf when fell breaking his hip while attending a travel seminar allegedly organized by the defendants. The seminar was conducted at premises which the plaintiffs maintain were occupied an operated by the defendants including Forum. Wolf claims $425,000 in damages, plus the amount of Ministry of health’s subrogated claim, plus interest and costs. The claim of Wolf’s family members is pursuant to section 61 of the Family Law Act, is for damages incurred in caring for Wolf and for the loss of his support and guidance. It is in the amount of $115,000, plus interest and costs. Forum has defended the claim, on the basis that it neither conducted its business from the premises at issue or organized the seminar at issue. Forum considers the above suit frivolous, a nuisance, and without merit. Accordingly, it is not possible at this time to assess the likelihood of recovery or to estimate the possible quantum of damages.

Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims are not likely to have a material adverse effect on the Company’s future operations or financial position.

Stock Exchange

The shares of the Company trade in the United States on the OTC Bulletin Board under the trading symbol “FMNLF”.

Corporate Governance

Forum believes that quality corporate governance is essential to ensuring effective management of our Company. Forum’s corporate governance policy is substantially aligned with the guidelines set out in the report of The Toronto Stock Exchange Committee on Corporate Governance in Canada.

Disclosure Controls and Procedures and Internal Controls

Disclosure Control Risks

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. The Company’s management has concluded, based on their evaluation of the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2008, that disclosure controls and procedures provide reasonable assurance that material information is made known to them by others within the Company subject to the reportable weakness identified below regarding segregation of duties. However, a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control Risks

Management is responsible for certifying the design of the Company’s internal control over financial reporting (“ICFR”) as required by Multilateral Instrument 52-109 – “Certification of Disclosure in Issuers Annual and Interim Filings”. Our ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principals (GAAP). ICFR includes those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP;

• receipts and expenditures only being made in accordance with authorizations of management and the Board of Directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized collection, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, the effectiveness of ICFR is subject to the risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate. Management carried out the design of the Company’s internal controls over financial reporting and concluded, subject to the inherent limitations noted above; the Company has sufficient controls to meet the requirements as stated above.

Note Regarding Forward-Looking Statements

Statements herein that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s ability to raise additional debt and/or equity financing to fund operations and working capital requirements, the Company’s analysis of its current and future sales and sales trends, its product distribution systems, and changes thereto, and the Company’s expectations regarding the effects of its restructuring efforts, and its production distribution, promotional and marketing activities and the potential benefits of such changes, efforts and activities on its results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing travel and vacationing trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of services, laws and regulations and changes thereto that may affect the way the Company’s service are marketed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.